UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Terry Wang

Name:	Terry Wang
Title:	Chief Financial Officer

Date: August 24, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Trina Solar Announces Second Quarter 2011 Results

Changzhou, China – August 23, 2011 – Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the second quarter of 2011.

Second Quarter 2011 Financial and Operating Highlights

•	Solar module shipments were approximately 396 MW for the second quarter of 2011, representing an increase of 23.7% sequentially and an increase of 77.9% year-over-year

•	Net revenues were $579.5 million, an increase of 5.2% sequentially and 56.3% year-over-year

•	Gross profit was $98.3 million, a decrease of 35.0% sequentially and 17.3% year-over-year

•	Gross margin was 17.0%, compared to 27.5% in the first quarter of 2011 and 32.1% in the second quarter of 2010

•	Gross margin relating to the Company’s in-house wafer production to module production was 20.4%

•	Operating income was $32.8 million, compared to $84.5 million in the first quarter of 2011 and $83.3 million in the second quarter of 2010

•	Operating margin was 5.7%, compared to 15.3% in the first quarter of 2011 and 22.5% in the second quarter of 2010

•	Net income was $11.8 million, compared to net income of $47.7 million in the first quarter of 2011 and $38.7 million in the second quarter of 2010

•	Earnings per fully diluted American Depositary Share (“ADS”) were $0.17, compared to $0.63 in the first quarter of 2011 and $0.52 in the second quarter of 2010

“Amidst continuing demand environment challenges, we achieved record shipment volumes in the second quarter,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “Despite this increase, our sales were affected by end-market financing and high industry inventory due in part to recently-issued regulatory revisions and reduction of solar subsidies in Italy.”

“In the third quarter, we expect a significant reduction in our manufacturing costs due in large part to recently completed renegotiation of the majority of our long term polysilicon feedstock and wafer agreements. We have seen substantial improvement in order pipeline from our distributors and large commercial and utility segment customers across Europe and North America. In addition to recently concluded agreements, we are also advancing discussions with new and existing customers to secure a growing number of sales agreements that extend through the second half of the year and early 2012.

We are very encouraged by China’s solar feed-in-tariff updates announced on August 1, which we believe reflect the improved economics and efficiency of solar energy. Since our recently announced agreements to supply two large-scale solar projects in Qinghai, we have seen increased opportunities to expand our domestic shipment allocations as the market expands.

We remain focused on quality performance, product innovation and improved manufacturing efficiency, with the ultimate goal of improving total PV system performance, reliability and cost factors to further differentiate our product offerings. To support these goals, we recently announced our collaboration with Australia National University to develop high efficiency n-type monocrystalline solar cells with conversion efficiencies of 20%, and the launch of our innovative Trinamount mounting solutions to reduce overall system costs through systems-level innovation and product design.

Lastly, we are excited to announce an improved warranty program that extends our product workmanship warranty from five to ten years and offers a 25-year linear performance warranty that positions Trina Solar’s modules as one of the safest investments in the renewable energy marketplace.”

Recent Business Highlights

During the second quarter of 2011, the Company:

•	Announced that it was ranked No. 2 globally for environmental and social performance in the 2011 Solar Company Scorecard, an award system established by the Silicon Valley Toxics Coalition;

•

Announced that its subsidiary, Trina Solar (U.S.) Inc., signed a sales agreement with US-based FRV AE Solar, LLC, a subsidiary of Fotowatio Renewable Ventures, Inc., to supply approximately 35 MW of the Company’s powerful utility-scale solar modules for one of the largest PV projects in the United States;

•

Announced through its subsidiary, Changzhou Trina Solar Energy Co. Ltd., the extension of its national distribution agreement with Australia’s leading renewable energy distributor, RF Industries Pty Ltd. (“RFI”) through December 31, 2012. Under the terms of the agreement, Trina Solar is expected to supply RFI with up to 40 MW of PV modules during 2011;

•

Announced through its subsidiary, Changzhou Trina Solar Energy Co. Ltd., the signing of a three year research agreement with the Australian National University (“ANU”). Under the terms of the agreement, Trina Solar will collaborate with ANU to develop high efficiency n-type silicon solar cells with conversion efficiencies of 20% for mass production by leveraging existing and proven processing tools currently used for p-type cells;

•	Announced the opening of its new sales and business development office in Sydney, Australia, to support its growing base of customers and to seek out business development opportunities in the region;

•

Announced through its subsidiary, Trina Solar (Germany) GmbH, the signing of a sales agreement to supply 130 MW of module products to Möhring Energie GmbH, a well-established German-based project developer and engineering, procurement and construction services company, with deliveries commencing in the second quarter of 2011;

•

The appointment of Mr. Mark Kingsley to the new position of Chief Commercial Officer. His joining is expected to enhance the Company’s first class customer service and product management in an increasing number of end-markets and distribution channels worldwide as well as help the Company to realize its anticipated market share increases in 2011 and beyond;

•

Announced the introduction of an improved warranty program, which extends its product workmanship warranty to ten years, improving on the industry standard of five years. Additionally, the Company has replaced its two-step performance warranty with a linear performance warranty that guarantees module power output will not decrease by more than approximately 0.7% per year after the initial year of service. The Company does not expect that there will be a significant increase in its warranty cost as a result of this improved warranty program;

•

Announced that Trinamount mounting solutions are ready for shipment to the North American market. These innovative mounting solutions are expected to considerably reduce overall system costs and increase the pricing competitiveness of solar energy compared to traditional energy sources. Trinamount hardware will be compatible with a wide variety of roof types, from tile to commercial flat roofs; and

•

Announced that through its subsidiary, Trina Solar (Spain) S.L.U., it has signed a sales agreement with Gestamp Asetym Solar, S.L. (“Gestamp Solar”), a well-established Spanish-based developer of large-scale solar energy projects, to power Renault’s manufacturing plants in France. Under the terms of the agreement, Trina Solar is expected to supply Gestamp Solar with 55 MW of the Company’s solar modules which are expected to be installed on Renault’s manufacturing sites in France, including Douai, Maubeuge, Flins, Batilly and Sandouville.

Subsequent Events

Subsequent to the second quarter of 2011, the Company:

•

Announced changes to its board and board committees, including its audit and corporate governance and nominating committees. In light of Peter Mak’s departure from the Company’s board of directors, Mr. Jerome Corcoran, an independent director of the Company, has been appointed as chairman of the audit committee of the board to replace Mr. Mak.

Dr. Yeung Kwok On, an independent director of the Company, has been appointed as chairman of the corporate governance and nominating committee of the board.

Mr. Qian Zhao, an independent director of the Company, has been appointed to the corporate governance and nominating committee of the board.

•

Announced that its subsidiary, Changzhou Trina Solar Energy Co. Ltd, has signed supply agreements with Huanghe Hydropower Development Co., Ltd, a subsidiary of China Power Investment Corporation, for two ground-mounted solar projects in China for a total of 30 MW of PV modules;

•

Announced that the right of the holders of the Company’s 4.00% Convertible Senior Notes due 2013 to surrender their Securities for purchase (the “Option”) by the Company expired at 5:00 p.m., New York City time, on August 9, 2011. Securities with an aggregate principal amount of $320,000 were validly surrendered prior to the expiration of the Option. After this purchase, $137,680,000 principal amount of the Securities remains outstanding;

•

Announced that its Mono and Multi Module Series have successfully received the ammonia gas resistance certificate from TÜV Rheinland (“TÜV”) and its Multi Module Series has already received salt mist certificate from Intertek Testing Services (“Intertek”); and

•

Announced that through its subsidiary, Trina Solar Australia Pty Ltd, it has signed a strategic partnership with Origin Energy Australia (“Origin”), the leading Australian integrated energy company. Under the terms of the agreement, Trina Solar is expected to supply Origin with approximately 22 MW of PV modules over the next twelve months starting from the third quarter of 2011.

Second Quarter 2011 Results

Net Revenues

Net revenues in the second quarter of 2011 were $579.5 million, an increase of 5.2% sequentially and 56.3% year-over-year. Total shipments were 396.4 MW, compared to 320.4 MW in the first quarter of 2011 and 222.8 MW in the second quarter of 2010. The sequential increase in total shipments was primarily due to the Company’s increased sales in Germany and the United States, which were supported by recent increases in manufacturing capacity.

Gross Profit and Margin

Gross profit in the second quarter of 2011 was $98.3 million, compared to $151.3 million in the first quarter of 2011 and $118.9 million in the second quarter of 2010.

Gross margin was 17.0% in the second quarter of 2011, compared to 27.5% in the first quarter of 2011 and 32.1% in the second quarter of 2010.

Gross margin relating to the Company’s in-house wafer production to module production was 20.4% in the second quarter of 2011, compared to 32.1% in the first quarter of 2011. The sequential decline was primarily due to lower average module selling price.

Operating Expense, Income and Margin

Operating expenses in the second quarter of 2011 were $65.5 million, a decrease of 2.0% sequentially and an increase of 83.6% year-over-year. The Company’s operating expenses represented 11.3% of its second quarter net revenues, a decrease from 12.1% in the first quarter of 2011 and an increase from 9.6% in the second quarter of 2010. The sequential percentage decrease was primarily due to a decrease in general and administrative expenses. The year-to-year percentage increase was primarily due to the continued expansion of the Company’s global management structure to meet its strategic growth objectives and increased investment in research and development initiatives, partially offset by expense control measures implemented starting from 2010. Operating expenses in the second quarter of 2011 also included $2.3 million in share-based compensation expenses, compared to $1.6 million in the first quarter of 2011 and $1.7 million in the second quarter of 2010.

As a result of the foregoing, operating income in the second quarter of 2011 was $32.8 million, compared to $84.5 million in the first quarter of 2011 and $83.3 million in the second quarter of 2010. Operating margin was 5.7% in the second quarter of 2011, compared to 15.3% in the first quarter of 2011 and 22.5% in the second quarter of 2010.

Net Interest Expense

Net interest expense in the second quarter of 2011 was $7.2 million, compared to $6.7 million in the first quarter of 2011 and $8.2 million in the second quarter of 2010. The sequential increase in net interest expense was primarily due to a reduction in interest income in the second quarter of 2011.

Foreign Currency Exchange

The Company had a foreign currency exchange loss of $10.8 million in the second quarter of 2011, which was net of changes in fair value of derivative instruments, compared to a net loss of $24.1 million in the first quarter of 2011 and a net loss of $29.2 million in the second quarter of 2010. This net loss was primarily due to the loss from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure, which was partially offset by gains from the appreciation of the Euro against the U.S. dollar.

The Company continued to hedge for foreign exchange rate volatility during the second quarter of 2011 using forward contracts involving the Euro, Renminbi, and U.S. dollar currencies.

Income Tax

The Company’s effective tax rate during the second quarter of 2011 period was 20.54%, compared to 20.54% in the first quarter of 2011 and 15.00% in the second quarter of 2010. The year-on-year increase is due to the fact that its major subsidiary, Changzhou Trina Solar Energy Co., Ltd., (“Changzhou Trina”) in China is currently in the process of renewing its preferential tax rate from the local tax authority. In 2010, Changzhou Trina benefited from the preferential tax rate for High and New Technology Enterprises.

Net Income and EPS

Net income was $11.8 million in the second quarter of 2011, a decrease from $47.7 million in the first quarter of 2011 and $38.7 million in the second quarter of 2010. Net foreign currency exchange loss included in net income was $10.8 million in the second quarter of 2011, compared to $24.1 million in the first quarter of 2011 and $29.2 million in the second quarter of 2010.

Net margin was 2.0% in the second quarter of 2011, compared to 8.7% in the first quarter of 2011 and 10.4% in the second quarter of 2010.

Earnings per fully diluted ADS were $0.17 in the second quarter of 2011. The effects of the net second quarter foreign currency exchange net loss was approximately $0.15 per fully diluted ADS.

Financial Condition

As of June 30, 2011, the Company had $684.2 million in cash and cash equivalents and restricted cash and a working capital balance of $758.1 million. Total bank borrowings were $725.6 million, of which $382.6 million were long-term borrowings. The Company increased its short-term borrowings by $189.7 million to approximately $343.0 million as of June 30, 2011.

Shareholders’ equity was $1.24 billion as of June 30, 2011, an increase from $1.22 billion at the end of the first quarter of 2011.

Third Quarter and Fiscal Year 2011 Guidance

For the third quarter of 2011, the Company expects to ship between 480 MW to 520 MW of PV modules.

The Company expects its gross margin relating to its in-house wafer production to module production to be in the high teens in percentage terms during the third quarter of 2011. The Company believes its overall gross margin, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity, for the third quarter will be in the mid to high teens in percentage terms. Such guidance is based on an exchange rate between the Euro and U.S. dollar of approximately $1.40. For the full year 2011, the Company expects total PV module shipments to be between 1.75 GW to 1.8 GW, representing an increase of 65.6% to 70.3% from 2010.

Operations and Business Outlook

Non-Silicon Cost

In the second quarter of 2011, the Company’s non-silicon manufacturing cost for its core raw materials to module production was approximately $0.73 per watt, unchanged from the previous quarter. By the end of 2011, the Company expects its non-silicon manufacturing cost to decline to below $0.70 through the continuation of technology and manufacturing process improvements involving proprietary processes for ingot, wafer, cell and module manufacturing, higher cell conversion efficiencies, and supply chain and logistics management initiatives currently under testing or development.

Silicon Procurement

Through its diversified range of short, medium, and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to the current market price.

As a result of renegotiation of a significant portion of its long-term silicon supply agreements, the Company expects a sequential reduction in its manufacturing costs in the third quarter of 2011.

2011 Capacity Expansion

As of July 31, 2011, the Company’s annualized in-house ingot and wafer production capacity was approximately 1.0 GW and its PV cell and module production capacity was approximately 1.9 GW.

To meet expected demand for its PV solar modules, the Company expects to raise its annualized in-house ingot and wafer production capacity to approximately 1.2 GW in the second half of 2011, based on actual manufacturing yield.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on August 23, 2011, to discuss the results for the quarter ended June 30, 2011. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Mark Kingsley, Chief Commercial Officer, Gary Yu, Senior Vice President, Operations, and Thomas Young, Senior Director, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 8623-9064.

If you are unable to participate in the call at this time, a replay will be available on August 23 at 10:00 a.m. ET, through September 6, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 8623-9064.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010

Net revenues	$579,459	$550,853	$370,762
Cost of revenues	481,138	399,573	251,838

Gross profit	98,321	151,280	118,924

Operating expenses
Selling expenses	25,573	22,867	17,466
General and administrative expenses	28,179	31,936	15,461
Research and development expenses	11,727	11,983	2,744

Total operating expenses	65,479	66,786	35,671

Operating income	32,842	84,494	83,253
Foreign exchange gain (loss)	6,817	15,613	(42,835)
Interest expenses	(7,690)	(8,095)	(8,591)
Interest income	477	1,386	362
(Loss) gain on change in fair value of derivative	(17,583)	(39,698)	13,644
Other (expenses) income, net	(63)	6,273	(285)

Income before income taxes	14,800	59,973	45,548
Income tax expenses	(3,040)	(12,320)	(6,835)

Net income	$11,760	$47,653	$38,713

Earnings per ADS
Basic	0.17	0.68	0.55
Diluted	0.17	0.63	0.52
Weighted average ADS outstanding
Basic	70,318,629	70,226,257	69,925,214
Diluted	70,789,716	79,041,486	78,537,613

Trina Solar Limited

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	June 30 2011	March 31 2011	June 30 2010

ASSETS
Current assets:
Cash and cash equivalents	$630,978	$489,820	$639,517
Restricted cash	53,260	64,813	45,758
Marketable Securities	315	426	443
Inventories	226,303	179,780	96,395
Project assets	43,472	42,110	23,877
Accounts receivable, net	584,046	542,967	313,042
Current portion of advances to suppliers	64,049	82,370	42,895
Prepaid expenses and other current assets, net	101,948	90,297	53,256

Total current assets	1,704,371	1,492,583	1,215,183
Property, plant and equipment	751,480	663,851	533,795
Project assets- long term	2,614	—	—
Prepaid land use right	36,661	36,854	27,139
Advances to suppliers - long-term	129,138	94,807	87,205
Investment in affiliates	320	319	—
Deferred tax assets	14,667	15,405	10,481
Other noncurrent assets	28	196	1,352

TOTAL ASSETS	$2,639,279	$2,304,015	$1,875,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$342,953	$153,286	$161,557
Accounts payable	315,004	253,223	197,789
Convertible note payable	137,870	137,065
Income tax payable	20,139	46,656	9,436
Accrued expenses and other current liabilities	130,305	132,487	60,220

Total current liabilities	946,271	722,717	429,002
Long-term bank borrowings	382,631	295,652	331,152
Convertible note payable	—	—	134,644
Accrued warranty costs	50,205	44,194	27,508
Other noncurrent liabilities	17,223	18,454	14,740

Total liabilities	1,396,330	1,081,017	937,046

Ordinary shares	40	40	40
Additional paid-in capital	646,925	644,628	638,457
Retained earnings	579,183	567,423	291,572
Other comprehensive income	16,601	10,707	8,040

Total shareholders’ equity	1,242,749	1,222,798	938,109
Non-controlling interest	200	200	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,639,279	$2,304,015	$1,875,155

* Notes to unaudited consolidated financial statements:

In July 2010 the Company was made aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may incur damages of up to approximately $4.0 million.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1 (408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com